November 2, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	RehabCare Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 001-14655

Dear Mr. Rosenberg:

We refer to the comment letter dated October 19, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2006 of RehabCare Group, Inc. filed with the Commission on March 14, 2007. In that letter, you requested that we submit our responses to you within 10 business days. While we have made significant progress in developing our responses to your inquiries, our process is not yet complete. As a result, we respectively request additional time to complete our reply. We expect to be able to complete our reply no later than Friday, November 16, 2007, but hope to have the process completed prior to that date.

Thank you for your consideration. If you have any questions regarding the foregoing, do not hesitate to contact the undersigned at 314-659-2189.

Sincerely,

/s/ Jay W. Shreiner

Jay W. Shreiner

Senior Vice President and

Chief Financial Officer